May 7, 2019

Craig H. Stevenson, Jr.
Chief Executive Officer
Diamond S Shipping Inc.
33 Benedict Place
Greenwich, Connecticut 06830

       Re: Diamond S Shipping Inc.
           Registration Statement on Form S-1
           Filed April 30, 2019
           File No. 333-231130

Dear Mr. Stevenson, Jr.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure